

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2021

Keith Valentine
President and Chief Executive Officer
SeaSpine Holdings Corp
5770 Armada Drive
Carlsbad, CA 92008

>   **Re: SeaSpine Holdings Corp**
>   **Registration Statement on Form S-3**
>   **Filed August 5, 2021**
>   **File No. 333-258527**

Dear Mr. Valentine:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gary Guttenberg at (202) 551-6477 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Patrick O'Malley